UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 6, 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933 AND
THE SECURITIES EXCHANGE ACT OF 1934

Green Dot Corporation
File Nos. 333-165081 and 1-34819

CF#32422

Green Dot Corporation submitted an application under Rules 406 and 24b-2 requesting an extension of prior grants of confidential treatment for information it excluded from the Exhibits to Form S-1 filed on February 26, 2010, as amended; and Form 10-K filed on February 29, 2012; Form 10-Q filed on November 9, 2012; Form 10-Q filed on August 9, 2013; and Form 10-Q filed on November 7, 2014.

Based on representations by Green Dot Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.5	S-1	February 26, 2010	through December 31, 2015
10.6	S-1	February 26, 2010	through December 31, 2015
10.10	10-K	February 29, 2012	through December 31, 2015
10.2	10-Q	November 9, 2012	through December 31, 2015
10.2	10-Q	August 9, 2013	through December 31, 2015
10.3	10-Q	August 9, 2013	through December 31, 2015
10.1	10-Q	November 7, 2014	through December 31, 2015
10.2	10-Q	November 7, 2014	through December 31, 2015

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary